Exhibit 99.173
CONSENT OF INDEPENDENT ACCOUNTANTS
We hereby consent to the inclusion in this Registration Statement on Form 40-F of Thompson Creek Metals Company Inc. of our report dated March 26, 2007 relating to the consolidated financial statements for the year ended December 31, 2006 included in the Annual Report and filed on SEDAR on March 26, 2007, which have been amended and which appear in such Registration Statement.
(signed) PricewaterhouseCoopers LLP
Chartered Accountants
Vancouver, BC
October 30, 2007